

Press Release

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Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE FIRST QUARTER OF FISCAL 2015

- **Revenue: $580 million**
- **Gross Margin: 58.4% GAAP (61.6% excluding special items)**
- **EPS: $0.35 GAAP ($0.38 excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.32 billion**
- **Fiscal second quarter revenue outlook: $540 million to $580 million**

SAN JOSE, CA - October 23, 2014 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $580 million for its first quarter of fiscal 2015 ended September 27, 2014, a 10% decrease from the $642 million revenue recorded in the prior quarter, and a 1% decrease year over year.

Tunc Doluca, President and Chief Executive Officer, commented, "Our September quarter revenue performance was at the low end of our expectations, driven by weakness in smartphone revenue. This continued weakness was the catalyst for our decision to lower operating spending and reduce our manufacturing cost structure. These actions will enable us to improve Maxim's profitability and focus our investment in opportunities with higher returns." Mr. Doluca continued, "I am confident in our strategy in mixed-signal and analog integration, which is bearing fruit, as evidenced by the strong year-over-year revenue growth performance of every one of our segments outside of Consumer."

Fiscal Year 2015 First Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the September quarter was $0.35. The results were affected by special items which primarily consisted of $24 million in pre-tax charges related to acquisitions, $13 million in pre-tax charges related to impairment of long-lived assets and other items, and a $22 million benefit for income taxes. GAAP earnings per share, excluding special items was $0.38. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the first quarter of fiscal 2015, total cash, cash equivalents and short term investments was $1.32 billion, a decrease of $53 million from the prior quarter. Notable items included:

- Cash flow from operations: $117 million
- Net capital expenditures: $31 million
- Dividends: $80 million ($0.28 per share)
- Stock repurchases: $63 million

Business Outlook

The Company's 90-day backlog at the beginning of the second fiscal quarter of 2015 was $379 million. Based on the beginning backlog and expected turns, results for the December 2014 quarter are expected to be as follows:

- Revenue: $540 million to $580 million
- Gross Margin: 55% to 59% GAAP (58% to 62% excluding special items)
- EPS: $0.19 to $0.25 GAAP ($0.26 to $0.32 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.28 per share will be paid on December 4, 2014, to stockholders of record on November 20, 2014.

Conference Call

Maxim Integrated has scheduled a conference call on October 23, 2014, at 2:00 p.m. Pacific Time to discuss its financial results for the first quarter of fiscal 2015 and its business outlook. To listen via telephone, dial (866) 804-3547 (toll free) or (703) 639-1328. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

A presentation summarizing financial information to be discussed on the conference call is posted at www.maximintegrated.com/company/investor.

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CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

| | Three Months Ended | | |
	September 27, 2014	June 28, 2014	September 28, 2013
	(in thousands, except per share data)		
Net revenues	$ 580,275	$ 642,467	$ 585,241
Cost of goods sold	241,454	273,507	238,045
Gross margin	338,821	368,960	347,196
Operating expenses:			
Research and development	140,362	143,802	129,902
Selling, general and administrative	79,989	83,153	77,430
Intangible asset amortization	4,327	4,423	3,436
Impairment of long-lived assets (1)	10,226	6,447	—
Severance and restructuring expenses (2)	1,385	5,790	5,547
Other operating expenses (income), net (3)	1,574	8,795	2,272
Total operating expenses	237,863	252,410	218,587
Operating income	100,958	116,550	128,609
Interest and other income (expense), net (4)	(6,477)	(8,943)	(3,463)
Income before provision for income taxes	94,481	107,607	125,146
Provision (benefit) for income taxes (5,6)	(5,499)	22,814	22,026
Net income	$ 99,980	$ 84,793	$ 103,120
Earnings per share:			
Basic	$ 0.35	$ 0.30	$ 0.36
Diluted	$ 0.35	$ 0.29	$ 0.36
Shares used in the calculation of earnings per share:			
Basic	284,086	283,431	284,654
Diluted	289,430	289,487	290,260
Dividends paid per share	$ 0.28	$ 0.26	$ 0.26

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

| | Three Months Ended | | |
	September 27, 2014	June 28, 2014	September 28, 2013
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization	$ 18,750	$ 18,750	$ 8,092
Acquisition-related inventory write-up	—	371	—
Total	$ 18,750	$ 19,121	$ 8,092
Operating expenses:			
Intangible asset amortization	$ 4,327	$ 4,423	$ 3,436
Impairment of long-lived assets (1)	10,226	6,447	—
Severance and restructuring (2)	1,385	5,790	5,547
Other operating expenses (income), net (3)	1,574	8,795	2,272
Total	$ 17,512	$ 25,455	$ 11,255
Interest and other expense (income), net (4)	$ —	$ 2,432	$ —
Total	$ —	$ 2,432	$ —
Provision (benefit) for income taxes:			
Fixed assets tax basis adjustment (5)	$ —	$ (1,041)	$ —
Reversal of Tax Reserves (6)	(21,747)	—	—
Total	$ (21,747)	$ (1,041)	$ —

(1) Includes impairment charges relating to EDA software, wafer fab tools, land and buildings held-for-sale, and end of line manufacturing equipment.

(2) Includes severance charges associated with the reorganization of various business units and manufacturing operations.

(3) Other operating expenses (income), net are primarily for loss (gain) relating to sale of land and buildings, reserve for uncollectable note related to a divestiture, expected loss on rent expense, and contingent consideration adjustments related to certain acquisitions.

(4) Includes impairment of investment in a privately-held company.

(5) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

(6) Reversal of tax reserves related to the favorable settlement of a foreign tax issue.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 27, 2014	June 28, 2014	September 28, 2013
		(in thousands)	
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,243,883	$ 1,322,472	$ 1,009,547
Short-term investments	75,094	49,953	25,036
Total cash, cash equivalents and short-term investments	1,318,977	1,372,425	1,034,583
Accounts receivable, net	281,932	295,828	297,888
Inventories	305,108	289,292	278,218
Deferred tax assets	54,379	74,597	54,854
Other current assets	67,383	54,560	116,225
Total current assets	2,027,779	2,086,702	1,781,768
Property, plant and equipment, net	1,303,861	1,331,519	1,374,544
Intangible assets, net	337,917	360,994	145,618
Goodwill	595,441	596,637	422,004
Other assets	40,127	29,766	40,063
TOTAL ASSETS	$ 4,305,125	$ 4,405,618	$ 3,763,997
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 96,347	$ 102,076	$ 101,060
Income taxes payable	20,122	20,065	21,799
Accrued salary and related expenses	126,624	186,732	124,954
Accrued expenses	65,216	63,656	55,561
Current portion of long-term debt	—	372	4,804
Deferred income on shipments to distributors	26,821	25,734	27,179
Total current liabilities	335,130	398,635	335,357
Long-term debt	1,001,026	1,001,026	500,955
Income taxes payable	350,396	362,802	294,728
Deferred tax liabilities	145,597	159,879	205,221
Other liabilities	61,572	53,365	29,300
Total liabilities	1,893,721	1,975,707	1,365,561
Stockholders' equity:			
Common stock and capital in excess of par value	284	285	283
Additional paid-in capital	—	23,005	—
Retained earnings	2,430,194	2,423,794	2,412,262
Accumulated other comprehensive loss	(19,074)	(17,173)	(14,109)
Total stockholders' equity	2,411,404	2,429,911	2,398,436
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 4,305,125	$ 4,405,618	$ 3,763,997

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		
	September 27, 2014	June 28, 2014	September 28, 2013
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 99,980	$ 84,793	$ 103,120
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	22,420	21,786	18,740
Depreciation and amortization	63,693	64,391	51,133
Deferred taxes	6,207	(9,501)	25,529
Loss (gain) from sale of property, plant and equipment	244	1,068	36
Tax benefit (shortfall) related to stock-based compensation	1,610	942	(3,488)
Impairment of long-lived assets	10,226	6,447	—
Excess tax benefit from stock-based compensation	(2,249)	(4,897)	(1,697)
Impairment of investments in privately-held companies	—	6,537	—
Changes in assets and liabilities:			
Accounts receivable	13,896	8,300	(12,450)
Inventories	(15,650)	1,226	(2,301)
Other current assets	(24,974)	26,579	(18,546)
Accounts payable	4,455	5,203	(9,162)
Income taxes payable	(12,289)	9,853	11,393
Deferred revenue on shipments to distributors	1,087	1,475	622
All other accrued liabilities	(51,659)	9,882	(67,035)
Net cash provided by (used in) operating activities	116,997	234,084	95,894
Cash flows from investing activities:			
Purchase of property, plant and equipment	(31,686)	(23,654)	(36,329)
Proceeds from sales of property, plant and equipment	212	1,627	3,048
Purchases of available-for-sale securities	(25,142)	(49,953)	—
Net cash provided by (used in) investing activities	(56,616)	(71,980)	(33,281)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	2,249	4,897	1,697
Repayment of notes payable	(437)	(2,430)	—
Issuance of debt	—	—	100
Net issuance of restricted stock units	(8,038)	(8,922)	(6,966)
Proceeds from stock options exercised	9,704	26,232	5,247
Repurchase of common stock	(62,685)	(40,744)	(154,386)
Issuance of ESPP shares under employee stock purchase program	—	23,713	—
Dividends paid	(79,763)	(73,626)	(73,744)
Net cash provided by (used in) financing activities	(138,970)	(70,880)	(228,052)
Net increase (decrease) in cash and cash equivalents	(78,589)	91,224	(165,439)
Cash and cash equivalents:			
Beginning of period	1,322,472	1,231,248	1,174,986
End of period	$ 1,243,883	$ 1,322,472	$ 1,009,547
Total cash, cash equivalents, and short-term investments	$ 1,318,977	$ 1,372,425	$ 1,034,583

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

| | Three Months Ended | | |
	September 27, 2014	June 28, 2014	September 28, 2013
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 338,821	$ 368,960	$ 347,196
GAAP gross profit %	*58.4%*	*57.4%*	*59.3%*
Special items:			
Intangible asset amortization	18,750	18,750	8,092
Acquisition-related inventory write-up	—	371	—
Total special items	18,750	19,121	8,092
GAAP gross profit excluding special items	$ 357,571	$ 388,081	$ 355,288
GAAP gross profit % excluding special items	*61.6%*	*60.4%*	*60.7%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 237,863	$ 252,410	$ 218,587
Special items:			
Intangible asset amortization	4,327	4,423	3,436
Impairment of long-lived assets (1)	10,226	6,447	—
Severance and restructuring (2)	1,385	5,790	5,547
Other operating expenses (income), net (3)	1,574	8,795	2,272
Total special items	17,512	25,455	11,255
GAAP operating expenses excluding special items	$ 220,351	$ 226,955	$ 207,332
Reconciliation of GAAP net income to GAAP net income excluding special items:			
GAAP net income	$ 99,980	$ 84,793	$ 103,120
Special items:			
Intangible asset amortization	23,077	23,173	11,528
Acquisition-related inventory write-up	—	371	—
Impairment of long-lived assets (1)	10,226	6,447	—
Severance and restructuring (2)	1,385	5,790	5,547
Other operating expenses (income), net (3)	1,574	8,795	2,272
Interest and other expense, net (4)	—	2,432	—
Pre-tax total special items	36,262	47,008	19,347
Tax effect of special items	(5,873)	(6,850)	(2,981)
Fixed asset tax basis adjustment (5)	—	(1,041)	—
Reversal of tax reserves (6)	(21,747)	—	—
GAAP net income excluding special items	$ 108,622	$ 123,910	$ 119,486
GAAP net income per share excluding special items:			
Basic	$ 0.38	$ 0.44	$ 0.42
Diluted	$ 0.38	$ 0.43	$ 0.41
Shares used in the calculation of earnings per share excluding special items:			
Basic	284,086	283,431	284,654
Diluted	289,430	289,487	290,260

(1) Includes impairment charges relating to EDA software, wafer fab tools, land and buildings held-for-sale, and end of line manufacturing equipment.

(2) Includes severance charges associated with the reorganization of various business units and manufacturing operations.

(3) Other operating expenses (income), net are primarily for loss (gain) relating to sale of land and buildings, reserve for uncollectable note related to a divestiture, expected loss on rent expense, and contingent consideration adjustments related to certain acquisitions.

(4) Includes impairment of investment in a privately-held company.

(5) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

(6) Reversal of tax reserves related to the favorable settlement of a foreign tax issue.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense; reserve for uncollectible note related to a divestiture; loss (gain) relating to sale of land and buildings; impairment of investments in privately-held companies; tax provision impacts due to fixed asset tax basis adjustments; and reversal of tax reserves related to a favorable settlement of a foreign tax issue. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization and acquisition-related inventory write-up. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense; reserve for uncollectible note related to a divestiture; loss (gain) relating to sale of land and buildings and impairment of investments in privately-held companies. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; contingent consideration adjustments relating to certain acquisitions; expected loss on rent expense; reserve for uncollectible note related to a divestiture; loss (gain) relating to sale of land and buildings; impairment of investments in privately-held companies; tax provision impacts due to fixed asset tax basis adjustments; and reversal of tax reserves related to a favorable settlement of a foreign tax issue. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its second quarter of fiscal 2015 ending in December 2014, which includes revenue, gross margin and earnings per share, as well as the Company's belief that, its decisions to lower operating spending and reduce its manufacturing cost structure, will enable it to improve Maxim's profitability and focus its investment in opportunities with higher returns. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2014 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

Maxim is the leader in analog integration. From mobile to industrial solutions, we're making analog smaller, smarter, and more energy efficient. Learn more at www.maximintegrated.com.